UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                               VERINT SYSTEMS INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                    92343X100
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                                 (CUSIP Number)


                             PAUL L. ROBINSON, ESQ.
                            COMVERSE TECHNOLOGY, INC.
                               810 SEVENTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 739-1000
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 25, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  92343X100
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Comverse Technology, Inc.
          13-3238402
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)______                               (b)______
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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions)                    WC

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                                  [_]

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     6.   Citizenship or Place of Organization                  New York

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                    7.   Sole Voting Power                      27,560,243*

 Number of      ----------------------------------------------------------------
   Shares           8.   Shared Voting Power                            -0-
Beneficially
  Owned by      ----------------------------------------------------------------
    Each            9.   Sole Dispositive Power                 27,560,243*
 Reporting
Person With     ----------------------------------------------------------------
                    10.  Shared Dispositive Power                       -0-

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    11.  Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                 27,560,243*
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    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                  [_]
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    13.  Percent of Class Represented by Amount in Row (11)             66.4%*

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    14.  Type of Reporting Person (See Instructions)                    CO

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*    Assumes conversion of Series A Preferred Stock on the date of this
     Statement. The Series A Preferred Stock will have no voting rights and will not be convertible into Common Stock until the Approval Time (as defined in Item 1). See Item 5 regarding conversion rights and voting rights following the Approval Time. The percentage of class is calculated based upon 32,517,527 shares of Common Stock represented by the Issuer to be outstanding as of April 30, 2007 under the Securities Purchase Agreement (as defined in Item 4).

ITEM 1.     SECURITY AND ISSUER.

        The title and class of equity security to which this Statement relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Verint Systems Inc., a corporation organized under the laws of State of Delaware (the "Issuer"). On May 25, 2007, Comverse Technology, Inc. (the "Reporting Person") acquired 293,000 shares of the Issuer's Series A Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), which will have no voting rights and will not be convertible into Common Stock until the issuance of the shares of Common Stock that would be issuable upon conversion of the Series A Preferred Stock is approved by the holders of a majority of the outstanding Common Stock (the "Approval Time"). See Item 5 regarding conversion rights and voting rights following the Approval Time. The Reporting Person currently holds 18,589,023 shares of Common Stock, which it acquired prior to the Issuer's initial public offering of Common Stock consummated on May 21, 2002, which shares represented approximately 79.3% of the outstanding Common Stock as of December 31, 2002 (which percentage is calculated based upon 23,453,958 shares of Common Stock reported to be outstanding by the Issuer as of December 9, 2002) and represent approximately 57.2% of the outstanding Common Stock on the date hereof (which percentage is calculated based upon 32,517,527 shares of Common Stock represented by the Issuer to be outstanding as of April 30, 2007 under the Securities Purchase Agreement referred to in Item 4 below). The Reporting Person had and continues to have the sole voting power and sole dispositive power with respect to all of the shares of Common Stock beneficially owned by it.

        The address of the Issuer's principal executive offices is 330 South Service Road Melville, New York 11747.


ITEM 2.     IDENTITY AND BACKGROUND.

        (a) This Statement is being filed by the Reporting Person.

        (b)-(c)The Reporting Person is a corporation organized under the laws of the State of New York, and its principal office and business address is 810 Seventh Avenue New York, New York 10019. The Reporting Person, through its subsidiaries, primarily designs, develops, manufactures, markets and supports software, systems, and related services for multimedia communication and information processing applications.

        The name, residence or business address, present principal occupation or employment of each director and executive officer of the Reporting Person is set forth in Schedule A hereto, and is incorporated herein by reference.

        (d) Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The citizenship of each of the persons identified Schedule A hereto is set forth in Schedule A hereto and is incorporated herein by reference.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The net amount of funds used by the Reporting Person to acquire the 293,000 shares of Series A Preferred Stock was approximately $293 million. The source of the funds used to purchase such shares was working capital.


ITEM 4.     PURPOSE OF TRANSACTION.

        The Reporting Person acquired the Series A Preferred Stock on May 25, 2007 pursuant to the terms of a Securities Purchase Agreement, dated May 25, 2007 between the Reporting Person and the issuer (the "Securities Purchase Agreement"). The Reporting Person entered into the Securities Purchase Agreement to finance, in part, the Issuer's acquisition of Witness Systems, Inc. ("Witness"), whereby Witness has become a wholly-owned subsidiary of the Issuer, and to increase its controlling equity ownership of the Issuer. The Company agreed that it will not sell or transfer any of the Series A Preferred Stock or shares of Common Stock issuable upon conversion until the six-month anniversary of the closing date.

        In connection with the transactions contemplated by the Securities Purchase Agreement, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Reporting Person has the right to require the Issuer to register the Series A Preferred Stock or shares of Common Stock issuable upon conversion in accordance with the terms of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, beginning 180 days after the Issuer is in compliance with its reporting obligations under the Securities Exchange Act of 1934, as amended, and the date that the Issuer obtains the requisite stockholder approval for the issuance of Common Stock upon conversion of the Series A Preferred Stock, the Reporting Person may require that the Issuer effect a demand registration, including using a shelf registration if the Issuer is eligible to use Form S-3 at such time. The Registration Rights Agreement also provides the Reporting Person with "piggyback" registration rights with respect to certain underwritten offerings initiated by the Issuer or other stockholders.

        Copies of the Securities Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 1 and 2, respectively, to this Statement and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

        Except as disclosed in this Statement, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in any of the matters referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

        Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as it may deem necessary or appropriate in the future.


ITEM 5.           INTERESTS IN THE SECURITIES OF THE PURCHASER.


        (a) and (b) As of the date of this Statement, the Reporting Person holds 18,589,023 shares of Common Stock and 293,000 shares of Series A Preferred Stock.

        The Series A Preferred Stock will have no voting rights and will not be convertible into Common Stock until the Approval Time. Following the Approval Time, each share of Series A Preferred Stock will be convertible at the option of the holder thereof into a number of shares of Common Stock equal to the liquidation preference then in effect divided by the conversion price then in effect, which will initially be $32.66, subject to adjustment. The liquidation preference is an amount equal to the issue price of $1,000 per share of Series A Preferred Stock plus the sum of all accrued and unpaid dividends, whether or not declared. The initial conversion rate, which is subject to adjustment, is
30.6185 shares of Common Stock for each share of Series A Preferred Stock. In addition, following the Approval Time, each share of Series A Preferred Stock will entitle its holder to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is initially convertible based on a conversion rate equal to the issue price of $1,000 per share of Series A Preferred Stock divided by $32.66, the conversion price in effect on the issue date. In addition, dividends accrued on the Series A Preferred Stock, that may range from 3.875% to 5.625%, will be paid in cash. However, if the Issuer determines in good faith that it is prohibited by the terms of its debt instruments from paying cash dividends on the Series A Preferred Stock, the Issuer may, in its absolute discretion, pay such dividends in shares of Common Stock. Common Stock issued in payment or partial payment of a dividend will be valued for such purpose at 95% of the average of the daily volume weighted average stock price for each of the five consecutive trading days ending on the second trading day immediately prior to the record date for such dividend.


        Accordingly, as of the date of this Statement, the shares of Common Stock held by the Reporting Person represent a beneficial ownership of approximately 57.2% of the outstanding Common Stock (which percentage is calculated based upon 32,517,527 shares of Common Stock represented by the Issuer to be outstanding as of April 30, 2007 under the Securities Purchase Agreement). If, on the date of this Statement, the Series A Preferred Stock were convertible into Common Stock, the Reporting Person would have beneficially owned 27,560,243 shares of Common Stock representing approximately 66.4% of the Common Stock (which percentage is calculated based upon 32,517,527 shares of Common Stock represented by the Issuer to be outstanding as of April 30, 2007 under the Securities Purchase Agreement). The Reporting Person has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock beneficially owned by it.

        As of the date of this Statement, to the best of knowledge of the Reporting Person, the following persons listed in Schedule A hereto beneficially own the following number of shares of Common Stock (in each case the number of shares of Common Stock representing less than 1% of the shares of Common Stock outstanding, which percentage is calculated based upon 32,517,527 shares of Common Stock represented by the Issuer to be outstanding as of April 30, 2007 under the Securities Purchase Agreement) and have sole voting power and sole dispositive power with respect to such shares of Common Stock:


                                                           Common Stock
        Name                                            Beneficially Owned
        ----                                            ------------------

        Paul L. Robinson                                     7,723(1)

        Avi T. Aronovitz                                     6,000(1)

        Yaron Tchwella                                         500

        ---------------------
        (1) Consists of shares of Common Stock underlying options exercisable within 60 days.


        The Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by either of the foregoing persons. The foregoing persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Reporting Person.

        Except as described above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A hereto beneficially owns any shares of Common Stock.

        (c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A hereto has effected any transactions in shares of Common in the past sixty days.

        (d) Not applicable.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mr. Robinson holds options to purchase an aggregate of 8,473 shares of Common Stock at exercise prices per share ranging from $16.00 to $35.11 with expiration dates ranging from May 2012 to January 2016, of which options to purchase 7,723 shares are exercisable within 60 days. Mr. Aronovitz holds options to purchase an aggregate of 6,000 shares of Common Stock at exercise prices per share ranging from $34.40 to $35.11 with expiration dates ranging from December 2014 to January 2016, all of which are exercisable within 60 days.

      Except as disclosed in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (as it relates to any of the persons listed in Schedule A hereto, to the best knowledge of the Reporting Person) and between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.                           Description
         -----------                           -----------

         Exhibit 1 Securities Purchase Agreement, dated May 25, 2007, between Verint Systems Inc. and Comverse Technology, Inc.(1)

         Exhibit 2 Registration Rights Agreement, dated as of May 25, 2007, by and between Verint Systems Inc. and Comverse Technology, Inc.(1)

         Exhibit 3 Certificate of Designation of Verint Systems Inc. relating to the Series A Convertible Perpetual Preferred Stock(1)

         -------------------------
        (1) Incorporated by reference to the Reporting Person's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2007.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2007

                                 COMVERSE TECHNOLOGY, INC.


                                 By:  /s/  Paul L. Robinson
                                     ---------------------------------------
                                 Name:    Paul L. Robinson
                                 Title:   Chief Operating Officer, Executive
                                          Vice President and General Counsel

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

Name                      Residence or Business Address        Occupation or Employment             Citizenship
----                      -----------------------------        ------------------------             -----------

Raz Alon                  67 Florales Drive                    Chairman, TopView Ventures LLC       US; Israel
(Director)                Palo Alto, CA 94306

Susan D. Bowick           2810 Aspen Court                     Consultant to Joint Venture              US
(Director)                Vail, CO 81657                       of Nokia Corporation and
                                                               Siemens A.G.

Charles J. Burdick        27 Princes Gate Court                Former Chief Executive                   US
(Director)                London, SW7 2QJ                      Officer, HIT Entertainment Plc
                          United Kingdom

Richard N. Nottenburg     1303 E. Algonquin Road, 12th         Executive Vice President and             US
(Director)                Floor                                Chief Strategy Officer,
                          Schaumburg, IL 60196                 Motorola, Inc.

Joseph O'Donnell          3681 Carlton Place                   Former Chief Executive                   US
(Director)                Boca Raton, FL 33496                 Officer, President and
                                                               Chairman of the Board,
                                                               Artesyn Technologies, Inc.

Augustus K. Oliver        152 West 57th Street,                Managing Member, Oliver Press            US
(Director)                New York, NY 10019                   Partners, LLC


A. Alex Porter            666 Fifth Ave., 34th Floor           Managing Member, Porter,                 US
(Director)                New York, NY 10103                   Orlin LLC

Theodore H. Schell        510 Park Avenue                      Managing Director at Liberty             US
(Director)                New York, NY 10022                   Associated Partners LLP

Mark C. Terrell           7367 SawGrass Point Drive            Former Partner in Charge and             US
(Chairman)                Pinales Park, FL 33782               Executive Director of KPMG's
                                                               Audit Committee Institute

Andre Dahan               810 Seventh Avenue                   Chief Executive Officer              US; Israel
                          New York, NY 10019

Avi T. Aronovitz          810 Seventh Avenue                   Interim Chief Financial                  US
                          New York, NY 10019                   Officer, Vice President of
                                                               Finance and Treasurer

Paul L. Robinson          810 Seventh Avenue                   Chief Operating Officer,                 US
                          New York, NY 10019                   Executive Vice President and
                                                               General Counsel

Yaron Tchwella            29 Habarzel Street                   President, Comverse, Inc.              Israel
                          Tel Aviv, 69710
                          Israel